

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	Sec File No. 8 - 32129

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 6/30/05 (M/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Roth Capital Partners, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 Corporate Plaza, Suite 200
(No. and Street)

Newport Beach,	California	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon J. Roth — 949-720-5774
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

695 Town Center Drive	Costa Mesa,	California	92626
(Address)	City	State	Zip Code

CHECK ONE:
x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 28 2005
THOMSON

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).


SEC MAIL PROCESSING
WASH. D.C.
192
SECTION

OATH OR AFFIRMATION

I, Gordon J. Roth, Chief Financial Officer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Roth Capital Partners, LLC (the "Company") as of June 30, 2005 and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.


PRISCILLA KASTNER
Commission # 1454174
Notary Public - California
Orange County
My Comm. Expires Dec 31, 2007

Signature

Chief Financial Officer
Title

Priscilla Kastner
Notary Public

This report contains (check all applicable boxes):

- (x) Independent Auditors' Report.
- (x) (a) Facing Page.
- (x) (b) Consolidated Statement of Financial Condition.
- (x) (c) Consolidated Statement of Income.
- (x) (d) Consolidated Statement of Cash Flows.
- (x) (e) Consolidated Statement of Changes in Member's Capital.
- (x) (f) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors.
- (x) Notes to Financial Statements.
- (x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
- ( ) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
- ( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.
- ( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
- (x) (1) An Oath or Affirmation.
- ( ) (m) A Copy of the SIPC Supplemental Report. (Not Required)
- (x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

ROTH CAPITAL PARTNERS, LLC
(SEC I.D. No. 8-32129)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF JUNE 30, 2005 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *


SEC MAIL PROCESSING
RECEIVED
AUG 2 2 2005
WASH. D.C.
192
SECTION

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**

ROTH CAPITAL PARTNERS, LLC

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
CONSOLIDATED FINANCIAL STATEMENT AS OF JUNE 30, 2005:	
Statement of Financial Position	2
Notes to Statement of Financial Position	3–7
SUPPLEMENTAL REPORT ON INTERNAL CONTROL:	8
Report on Internal Control	9–10



Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To Roth Capital Partners, LLC:

We have audited the accompanying consolidated statement of financial condition of Roth Capital Partners, LLC and subsidiaries (the "Company") as of June 30, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Roth Capital Partners, LLC and subsidiaries at June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

August 24, 2005

ROTH CAPITAL PARTNERS, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF JUNE 30, 2005

ASSETS

CASH AND CASH EQUIVALENTS	$ 2,662,072
RECEIVABLE FROM CLEARING BROKERS	4,926,005
TRADE RECEIVABLES, Net of allowance of $163,000	1,591,502
SECURITIES OWNED:	
Marketable—at market value (including $1,175,574 securing payables to employees)	9,187,330
Not readily marketable—at estimated fair value (including $6,790,248 securing payables to employees and minority interests)	15,051,302
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, At cost, less accumulated depreciation and amortization of $3,852,826	699,254
NOTES RECEIVABLE, Net of allowance of $0	85,275
OTHER ASSETS	848,053
TOTAL	$35,050,793

LIABILITIES AND MEMBERS' EQUITY

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$ 2,507,395
SALARIES, COMMISSIONS, AND BONUSES PAYABLE	3,996,170
PAYABLES TO EMPLOYEES FOR SECURITIES OWNED	4,104,109
SECURITIES SOLD BUT NOT YET PURCHASED—At market value	217,180
SUBORDINATED LIABILITY	840,481
Total liabilities	11,665,335
MINORITY INTERESTS	3,861,713
COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)	
MEMBERS' EQUITY	19,523,745
TOTAL	$35,050,793

See notes to consolidated financial statements.

ROTH CAPITAL PARTNERS, LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF JUNE 30, 2005

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Roth Capital Partners, LLC (the "Company"), a California limited liability company, was formed on February 2, 2001. The Company is a registered broker/dealer, and all securities transactions for the accounts of the Company and its customers are cleared by another broker/dealer on a fully disclosed basis.

The accompanying consolidated financial statements include the accounts of several limited liability companies ("LLC") which the Company utilizes to invest, with other outside inventors, in various hedge funds and private equity funds. The Company has between 10% and 100% ownership and significant control of the various LLCs as of June 30, 2005. All intercompany transactions and balances have been eliminated in consolidation. The Company records investors' share of such LLCs in minority interests and their respective share of earnings and losses of such LLCs in the accompanying consolidated statements of financial condition and operations.

Basis of Presentation—The consolidated financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

Securities Transactions—Securities transactions and the related revenues and expenses are recorded on a trade-date basis.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash balances maintained at banks and $1,627,361 in money market accounts, with a weighted-average yield of approximately 2.3% and $1,020,803 in a three month certificate of deposit yielding 3.04% as of June 30, 2005.

Securities Owned and Securities Sold but Not Yet Purchased—Marketable securities owned and securities sold but not yet purchased are comprised primarily of common stock and are valued at current market prices. Securities not readily marketable consist of partnership interests, notes and common stock of private companies, and warrants that are exchangeable into investment securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or cannot be currently sold because of other arrangements, restrictions, or conditions applicable to the securities. For the warrants, to the extent the underlying stock value exceeds the exercise price of the warrants, the warrants are valued as the difference of the underlying stock price and exercise price, which is then discounted for the period of time the warrants are not exercisable or for the restrictive nature of the underlying common stock. Other securities not readily marketable are valued at fair value by management based on their intimate knowledge of the market and the security. Because of the inherent uncertainty of the valuations, those estimated market values may differ from values that would have been used had a ready market for the securities existed, and the difference could be material.

The Company invests in securities sold but not yet purchased to reduce the Company's exposure to market risk and to enhance the Company's investment opportunities.

Corporate Finance Income and Syndicated Income—Corporate finance revenues and syndicated income are recognized and recorded upon closure of the financing effort. Such revenues are accrued for in trade receivables in the accompanying consolidated statement of financial condition.

Deferred Revenue—Deposits received from corporate finance activities are deferred until earned.

Long-Lived Assets—As required by Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reviews the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. No impairment loss was recorded for the year ended June 30, 2005.

Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximates fair value.

Recently Issued Accounting Pronouncements—In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both debt and equity and requires an issuer to classify the following instruments as liabilities in its balance sheet:

- a financial instrument issued in the form of shares that is mandatorily redeemable and embodies an unconditional obligation that requires the issuer to redeem it by transferring its assets at a specified or determinable date or upon an event that is certain to occur;

- a financial instrument, other than an outstanding share, that embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and requires the issuer to settle the obligation by transferring assets; and

- a financial instrument that embodies an unconditional obligation that the issuer must settle by issuing a variable number of its equity shares if the monetary value of the obligation is based solely or predominantly on (1) a fixed monetary amount, (2) variations in something other than the fair value of the issuer's equity shares, or (3) variations inversely related to changes in the fair value of the issuer's equity shares.

In November 2003, the FASB issued FASB Staff Position No. 150-3, which delays the effective date for private companies to adopt the provisions of SFAS No. 150 to 2005 or later for (a) mandatorily redeemable financial instruments and (b) certain mandatorily redeemable noncontrolling interest. The adoption of SFAS No. 150 is not expected to have a material impact on the financial position of the Company.

2. SECURITIES OWNED

Marketable securities owned, held as of June 30, 2005, consist of equity securities totaling $4,201,430 and short-term notes of U.S. government agency securities with maturities less than three months totaling $4,985,900 with a weighted average interest rate of 3.17%. Not readily marketable securities consist of the following investments, at estimated fair value:

	Collateral for Employee Payables and Minority Interests	Unencumbered	Total
Warrants, publicly traded companies	$2,133,018	$2,133,072	$ 4,266,090
Privately held equity investments	3,945,713	5,364,264	9,309,977
Restricted publicly traded equities	711,517	763,718	1,475,235
Total not readily marketable securities	$6,790,248	$8,261,054	$15,051,302

In August 2005, the Company, through one of its wholly owned subsidiaries, funded a $1,500,000 equity interest in a private company of which $750,000 is unencumbered. The investment is currently in escrow.

3. TRADE AND NOTES RECEIVABLE—NET

Trade receivables primarily consist of investment banking-related transactions which are generally due within the next 12 months. Notes receivable consist of a $25,000 unsecured advance to an employee and preferred shares held in a private entity converted to an unsecured note totaling $60,275. The interest rate on the notes receivable have an interest rate of 8% per annum as of June 30, 2005, and are due at various times.

The following is a rollforward of the allowance for doubtful accounts for the year ended June 30, 2005:

	Trade Receivable Allowance	Notes Receivable Allowance
Beginning balance—July 1, 2004	$136,415	$ 238,131
Provision for doubtful accounts	83,000	
Write-offs	(56,415)	(238,131)
Ending balance—June 30, 2005	$163,000	$ -

4. INCOME TAXES

As a limited liability company, the Company is generally not subject to federal or state income taxes. The members are required to report their proportionate share of income (loss) on their individual tax returns.

5. SUBORDINATED LIABILITY

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers and is thus available in computing net capital. Interest on the subordinated note is payable monthly. As of June 30, 2005, the subordinated liability has an interest rate of 10% and matures as follows: $425,000 on December 31, 2005, and $415,481 on June 30, 2006.

6. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) employee savings plan that covers all full-time employees who are at least age 21 with six months or more of continuous service. The Company may match employee contributions at its sole discretion.

7. COMMITMENTS AND CONTINGENT LIABILITIES

Securities Sold but Not Yet Purchased—In the normal course of business, the Company sells equity securities not yet purchased, which are recorded as liabilities on the consolidated statement of financial condition. The Company is exposed to the risk that market price increases cause the ultimate obligation for such commitments to exceed the amount recorded on the consolidated statement of financial condition.

Settlement of Securities Transactions—The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Underwriting Transactions—In the normal course of business, the Company enters into various underwriting commitments. In the opinion of management, the settlement of transactions relating to such commitments will have no material impact on the Company's consolidated financial condition.

Litigation—The Company is named as a defendant in various lawsuits in its normal course of business, including class action lawsuits, related to customer transactions. These lawsuits allege violations of federal and state securities laws and, in the aggregate, claim substantial damages. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in a material adverse effect on the Company's consolidated financial position.

Leases—The Company leases office facilities, furniture, and equipment under noncancelable operating leases having terms through 2012. Aggregate minimum commitments under these leases are as follows:

Year Ending June 30	
2006	$ 1,705,383
2007	1,570,734
2008	1,495,423
2009	1,543,795
2010	1,592,167
Thereafter	2,613,980
	$ 10,521,482

Aggregate minimum commitments have not been reduced by minimum sublease rentals.

Limited Partnership Investments—The Company has capital commitments in limited partnerships held in securities owned, not readily marketable, that have not been called as of June 30, 2005, totaling $859,748, net of minority interests' capital commitments of $559,152.

8. DERIVATIVE INSTRUMENTS

In the normal course of business, the Company acquires the warrants in connection with its investment banking services for private and public companies and holds them for long-term investment purposes.

Warrants represent the rights to buy the underlying equity securities at specified prices and future dates. The Company's exposure to credit risk associated with counterparty nonperformance on the warrants, which are not exchange traded, is typically limited to the unrealized gains reported as assets associated with such contracts. The Company carries the investments at estimated fair value.

9. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. At June 30, 2005, the Company has net capital of $8,167,253 computed under the alternative method, which is $7,754,503 in excess of its required net capital.

11. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

* * * * * *

SUPPLEMENTAL REPORT ON INTERNAL CONTROL



Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

August 24, 2005

Roth Capital Partners, LLC
24 Corporate Plaza
Newport Beach, CA 92660

Dear Ladies and Gentlemen:

In planning and performing our audit of the consolidated financial statements of Roth Capital Partners, LLC (the "Company") for the year ended June 30, 2005, (on which we issued our report dated August 24, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are: (1) to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the

design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP